UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08194	                                  November 30, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

FINANCIAL INVESTORS TRUST
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4. Address of principal executive office
(number,street,city,state,zip code):

1290 Broadway, Suite 1100, Denver, CO 80203



November 30, 2009

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated November 30, 2009, on our examination of the investment portfolio of the following portfolios of the Financial Investors Trust as of the close of business on August 31, 2009.
American Freedom U.S. Government Money Market Fund


Very truly yours,






Mark Wehrle
Partner




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Financial Investors Trust:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the American Freedom U.S. Government Money Market Fund (the "Fund"), one of the portfolios of Financial Investors Trust, (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31,
2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2009, without prior notice to management and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination) through August 31, 2009:
1.	Confirmation of all securities held by the Depository Trust
Company and the Federal Reserve Bank of Boston in book entry form;
2.	Reconciliation of all such securities to the books and records of the Fund and State Street Bank & Trust Company ("Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's
records; and
4.	Agreement of six total security purchases and any subsequent sales or maturities (if applicable) since our last report from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the American Freedom
U.S. Government Money Market Fund of Financial Investors Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of Financial Investors Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/DELOITTE & TOUCHE, LLP
November 30, 2009
Denver, Colorado


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the American Freedom U.S. Government Money Market Fund (the "Fund") of Financial Investors Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2009, and from April 30, 2009 (the date of our last evaluation) through August 31, 2009.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2009, and from April 30, 2009 (the date of our last evaluation) through August 31, 2009, with respect to securities reflected in the investment accounts of the Fund.
Financial Investors Trust
By:


______________________________
Edmund Burke
President


______________________________
Jeremy May
Treasurer

November 30, 2009